September 30, 2022

Re:	Genetron Holdings Limited Annual Report on Form 20-F Filed April 29, 2022 File No. 001-39328

Mr. Alan Campbell

Mr. Tim Buchmiller

Ms. Ibolya Ignat

Ms. Angela Connell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Alan Campbell, Tim Buchmiller, Ibolya Ignat and Angela Connell:

This letter sets forth the responses of Genetron Holdings Limited (“Genetron” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 16, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

*            *            *           *

General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2021 (the “2021 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2022 (the “2022 Annual Report”) and future filings.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page iii

1.	We note that your definition of "China" and the "PRC" specifically excludes Hong Kong and Macau for the purpose of your annual report. Please clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong and Macau. Please revise the definitions of "China" and the "PRC" to include Hong Kong and Macau; however, you may clarify that "China" or the "PRC" does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC. Additionally, please ensure that you address throughout your filing material legal and regulatory risks associated with your operations in Hong Kong and Macau as applicable.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to amend the definition of “China” or “PRC” in the Introduction Section on Page 1 of the Company’s 2021 Annual Report in 2022 Annual Report and future filings as follows:

“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau~~; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;

Explanatory Note, page 3

2.	We note your statement that you face legal and operational risks and uncertainties as a company based in China. Your disclosure should make clear that your structure involves unique risks to investors and should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to

(a)	revise the disclosure in the last paragraph on page 3 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners of the Company. Such structure involves unique risks to investors in the ADSs and ordinary shares. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Our contractual arrangements with the VIEs and their respective shareholders have not been tested in a court of law in the PRC, and investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our Company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual ~~control~~ rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. These risks could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion. and

(b)	revise the disclosure in the first paragraph on page 4 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with ~~regulatory approvals of offshore offerings~~the use of variable interest entities, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although did not target on our company specifically, nevertheless have significantly affected our industry and other PRC-based issuers as a whole and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could impact our ability to conduct our business, accept foreign investments, or maintain list on Nasdaq or list on other foreign exchange, and cause the value of our securities to significantly decline or in extreme cases, become worthless.

3.	Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act ("HFCAA") and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In your revisions, please also disclose here and throughout, as appropriate that you were identified by the Commission on May 26, 2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa. Please also revise to reflect your disclosure elsewhere in the document that the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of noninspection years from three years to two, which could reduce the period before your ADSs could be prohibited from trading and/or delisted.

In response to the Staff’s comment, the Company respectfully advises the Staff that it acknowledges that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China completely. Given this new development and related events that will follow in the next several months, the Company's disclosure with regard to the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act will likely require modification in its future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to

(a)	Add the following disclosures to immediately after the first paragraph on page 4 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), was enacted on December 18, 2020. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act in 2024 after filing our 2023 annual report on Form 20-F, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for three consecutive years. The potential enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For the details of the risks associated with the potential enactment of the AHFCA Act, see “Item 3. Key Information––3.D. Risk Factors–– The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA Act were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. Therefore, the delisting of the ADSs, or the threat of their being delisted, may nevertheless materially and adversely affect the value of your investment. [The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.]1 For the details of the risks associated with the enactment of the HFCA Act, see “Item 3. Key Information––3.D. Risk Factors––Trading in our ADSs on the Nasdaq Stock Market or in the over-the-counter market will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.”

(b)	revise the disclosure in the fourth paragraph on page 62 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Uncertainties nevertheless exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

[Currently, this ~~This~~ lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and/or ADS are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.]2

(c)	revise the disclosure in the fourth paragraph on page 62 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

1 Note to the Staff – Subject to the latest development upon filing of 2022 annual report.

2 Note to the Staff – Subject to the latest development upon filing of 2022 annual report.

Trading in our ADSs on the Nasdaq Stock Market or in the over-the-counter market will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act (the “HFCA Act”), has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or a non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect ~~the~~ a company’s registered public accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalize the interim final rules adopted in March with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. ~~We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.~~ We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act in 2024 after filing our 2023 annual report on Form 20-F, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for three consecutive years.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. ~~Additionally,~~ However, whether the PCAOB will be able to conduct inspections of ~~our auditor~~ registered public accounting firms headquartered in mainland China and Hong Kong in accordance with the Statement of Protocol ~~in the three consecutive years~~ or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If registered public accounting firms headquartered in mainland China and Hong Kong are ~~our auditor is~~ unable to meet the PCAOB inspection requirement in time, we will be delisted from the Nasdaq and our ADSs will not be permitted for trading over-the-counter either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs.

If our ADS are delisted from the U.S. securities exchange and are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our ordinary shares on a non U.S. securities exchange or that a market for our ordinary shares will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

(d)	revise disclosures on page 74 on implication of the Holding Foreign Companies Accountable Act of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), was enacted on December 18, 2020. ~~The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.~~ Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act in 2024 after filing our 2023 annual report on Form 20-F, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong, for three consecutive years. The potential enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For the details of the risks associated with the potential enactment of the AHFCA Act, see “Item 3. Key Information––3.D. Risk Factors–– The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA Act were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol, and the ~~The~~ delisting of the ADSs, or the threat of their being delisted, may nevertheless materially and adversely affect the value of your investment. [The PCAOB is currently unable to inspect our auditor ~~auditors~~ in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our ~~auditors~~  auditor deprives our investors with the benefits of such inspections.]3 For the details of the risks associated with the enactment of the HFCA Act, see “Item 3. Key Information––3.D. Risk Factors––Trading in our ADSs on the Nasdaq Stock Market or in the over-the-counter market will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.”

4.	Please revise this section to provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. We note your disclosure that you are the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control, effective control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consolidated financial statements of the Group have been prepared in accordance with IFRS issued by the International Accounting Standards Board rather than U.S. GAAP. IFRS 10 “Consolidated Financial Statements” sets out the basis for consolidation including the following three elements: (a) power over the investee; (b) exposure, or rights, to variable returns from involvement with the investee; and (c) the ability to use power over the investee to affect the amount of the investor’s returns. Power and rights also can result from one or more contractual arrangements.

3 Note to the Staff – Subject to the latest development upon filing of 2022 annual report.

In the opinion of the Company’s management, as a result of the contractual arrangements, the Company has rights to variable returns from the involvement in the VIEs and has the ability to affect those returns through the power over the VIEs, and thereby consolidate the VIEs and their subsidiaries for accounting purposes.

The terminology of IFRS is different from U.S. GAAP, for example “primary beneficiary” is not applicable which is the term used under the U.S. GAAP. The Company will revise the terms “control” or “effective control” to “power” or “consolidate” when describing the VIE structure and related contractual agreements as follows. The Company will also make conforming changes on the F-pages in the future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to

(a)	insert the following immediately before the caption “Disaggregated Financial Information relating to the VIEs” on page 4 of the 2021 Annual Report in 2022 Annual Report and future filings:

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our material subsidiaries and the consolidated VIEs.

Notes:

(1)	Shareholders of Genetron Health (Beijing) Co., Ltd., or Genetron Health, are (a) Wang-Acting-in-Concert Group (as defined below), collectively holding 58.0% equity interests of Genetron Health, and (b) a diversified group of unrelated PRC-based institutional investors that are also shareholders of Genetron Holdings Limited, collectively holding 42.0% of equity interests of Genetron Health, among which Shenzhen Jiadao Gongcheng Equity Investment Funds (Limited Partnership) and Shenzhen Haixia Life Science Investment Partnership (Limited Partnership) owns 8.9% and 8.0% of equity interests of Genetron Health, respectively.

On October 10, 2017, Mr. Sizhen Wang, the immediate family members of executive officer and co-founder (Dr. Yan Hai and Mr. Weiwu He), Beijing Jinchuang Junmeng Investment Management Center (Limited Partnership), Zhuhai Jinchuang Junhe Investment Management Center (Limited Partnership) and Beijing Jinchuang Junlian Investment Management Center (Limited Partnership) (such persons collectively, the “Wang-Acting-in-Concert Group”), entered into a concert party agreement pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at Genetron Health’s shareholders’ general meetings and Genetron Health’s board meetings, (ii) recognize the controlling position of Mr. Sizhen Wang, CEO of the Company and Chairman of the Board; and (iii) act in concert in accordance with Mr. Sizhen Wang’s opinions in respect of the daily operations and management and the major decision-making of Genetron Health.

(2)	Shareholders of Genetron (Wuxi) Biotech Co., Ltd. are Sizhen Wang and Yuchen Jiao, our Chief Technology Officer of the Company, each holding 90% and 10%, respectively, equity interests of Genetron (Wuxi) Biotech Co., Ltd.

(b)	replace the original diagram on page 132 of the 2021 Annual Report in 2022 Annual Report and future filings with the above revised diagram and accompanied notes; and

(c)

i.	revise the disclosure on page 1 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

“PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd. and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from ~~the primary beneficiary of~~ the respective VIEs which results in consolidation for accounting purposes, in the context of describing of their activities;

ii.	revise the disclosure on page 3 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

As used in this annual report, (i) “we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing ~~our~~ the Group’s consolidated financial information, business operations and operating data, ~~it’s~~ the consolidated VIEs and their subsidiaries; (ii) “Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability; (iii) “PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd., which has power over and ability to receive substantially all the economic benefits from  ~~the primary beneficiary of~~ Genetron Health (Beijing) Co., Ltd. which results in consolidation for accounting purposes, and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from ~~which are the primary beneficiary of~~ Genetron (Wuxi) Biotech Co., Ltd., which results in consolidation for accounting purposes, in the context of describing of their activities; and (iv) “variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and the VIEs are consolidated for accounting purposes but are not entities in which we own equity.

. . .

However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment. Therefore, we have power ~~exercise effective control~~ over and receive substantially all the economic benefits of Genetron Health through contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and shareholders of Genetron Health; and we have power ~~exercise effective control~~ over and receive substantially all the economic benefits of Genetron (Wuxi) Biotech Co., Ltd. through contractual arrangements among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders. ~~This structure is also designed to replicate substantially the same economic benefits as would be provided by direct ownership.~~ As a result of these contractual arrangements, ~~our PRC Subsidiaries are the primary beneficiaries of the VIEs and, therefore,~~ we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. For a detailed description about such structure and the relevant contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure.”

iii.	revise the disclosure on page 4 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Set forth below are the condensed consolidating schedule showing the financial position as of December 31, 2020 and 2021, and results of operations and cash flows for the years ended December 31, 2019, 2020 and 2021 for (i) Genetron Holdings Limited (the “Parent”); (ii) the PRC Subsidiaries, which have power over and ability to receive substantially all the economic benefits from ~~are the primary beneficiary of~~ the VIEs and their subsidiaries which results in consolidation for accounting purposes; (iii) other subsidiaries (excluding the PRC Subsidiaries); (iv) the VIEs and their subsidiaries; (v) eliminating adjustments; and (vi) consolidated totals.

iv.	revise the disclosure on page 46 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the development and application of technologies for diagnosis and treatment of human stem cells and genes, which our precision oncology service relates to. Pursuant to the Special Administrative Measures (Negative List) (2021 Version) for Foreign Investment Access issued by the NDRC and MOFCOM on December 27, 2021 (the “Negative List”), which came into force on January 1, 2022, certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. To comply with PRC laws and regulations, we conduct our cancer genomics business in China through VIEs. We, through PRC Subsidiaries, our subsidiaries in China, entered into a series of contractual arrangements with the VIEs and their respective shareholders, in order to (i) enable us to have the power to direct the activities that most significantly affect the economic performance of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law, which result in consolidation their financial results under IFRS for accounting purposes. ~~As a result of these contractual arrangements, we have control over and are the primary beneficiary of each of the VIEs and hence consolidate their financial results under IFRS~~.

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert the power ~~effective control~~ over the VIEs;

v.	revise the disclosure on page 47 of the 2021 Annual Report in 2022 Annual Report and future filings as follows

We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership ~~in providing operational control~~.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership ~~in providing us with control over the VIEs~~. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts ~~to exercise control over the VIEs~~ for business operations. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts.

Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any dispute related to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and, therefore, will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective ~~in ensuring our control over the relevant portion of our business operations~~ as direct ownership would be.

vi.	revise the disclosure on page 48 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power ~~effective control~~ over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material adverse effect on our ability to exert the power ~~effectively control~~ over the VIEs and receive economic benefits from them .

vii.	revise the disclosure on page 72 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

•	In March 2019, Genetron (Tianjin) Co., Ltd., was established in China as a wholly owned PRC subsidiary of Genetron HK. Genetron (Tianjin) Co., Ltd.is not engaged in substantive business operations in the PRC. In July 2019, Genetron (Tianjin) Co., Ltd. entered into a series of contractual arrangements with Genetron Health, as well as its shareholders. These contractual arrangements provide us with the power and the ability to receive substantially all the economic benefits of Genetron Health and its subsidiaries, which result in consolidation for accounting purposes. ~~As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of Genetron Health~~.

•	In December 2020, Genetron HK formed a joint venture with Wuxi municipal government and established Genetron (Wuxi) Business Management Co., Ltd. in China as a subsidiary of Genetron HK. Genetron HK owns 90% equity interest in Genetron (Wuxi) Business Management Co., Ltd. Genetron (Wuxi) Business Management Co., Ltd. is not engaged in substantive business operations in the PRC. In December 2020, Genetron (Wuxi) Business Management Co., Ltd. entered into a series of contractual arrangements with Genetron (Wuxi) Biotech Co., Ltd., as well as its shareholders. These contractual arrangements provide us with the power and the ability to receive substantially all the economic benefits of Genetron (Wuxi) Biotech Co., Ltd. and its subsidiary, which result in consolidation for accounting purposes. ~~As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of Genetron (Wuxi) Biotech Co., Ltd.~~

viii.	revise the disclosures under the caption “Contractual Arrangements with the VIEs and their Shareholders” on page 132 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Investment in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment is a prohibited category for foreign investment in the PRC. Precision oncology services fall within the scope of such prohibited category. Therefore, ~~we established~~ the VIEs, Genetron Health (Beijing) Co., Ltd. (“Genetron Health”), and Genetron (Wuxi) Biotech Co., Ltd., were established to conduct precision oncology services business activities. ~~We exercise effective control over Genetron Health through contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and its shareholders; and we exercise effective control over Genetron (Wuxi) Biotech Co., Ltd. through contractual arrangements among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders.~~

~~These~~ The contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and its shareholders, and among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders allow us to:

•	~~exercise effective control~~ have power over the VIEs;

•	receive substantially all of the economic benefits of the VIEs; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIEs when and to the extent permitted by laws.

As a result of these contractual arrangements, we ~~are the primary beneficiary of the VIEs and, therefore,~~ have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements for accounting purposes in accordance with IFRS.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts for business operations. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system, especially the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to our PRC Subsidiaries’ contractual arrangements with the respective VIE, its founders and owners, could limit our ability to enforce these contractual arrangements. Meanwhile, we face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated structured entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to consolidate the VIEs for accounting purposes, and our ability to conduct our business may be negatively affected.

ix.	revise the headings of the subsection on page 133 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Agreements that Provide us with ~~Effective Control~~ the Power over the VIEs

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to

(a)	insert the following diagram immediately under the subheading “Transfer of Funds and Other Assets” on page 8 of the 2021 Annual Report in 2022 Annual Report and future filings:

The following diagram summarizes how funds were transferred among Genetron Holdings Limited, our subsidiaries, and the VIEs.

(b)	revise disclosures on page 8 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

In 2019, 2020 and 2021, PRC Subsidiaries and other subsidiaries made loans in total of RMB232.6 million, RMB499.4 million and RMB928.6 million ~~(US$145.7 million)~~ to the VIEs, respectively. As of December 31, 2020 and 2021, there were RMB732.0 million and RMB1,378.1 million ~~(US$216.3 million)~~ outstanding under such loans.

In 2019, 2020 and 2021, ~~As of December 31, 2021,~~ Genetron Holdings Limited made ~~cumulative~~ aggregate capital contributions of RMB21.2 million, RMB438.0 million and RMB258.6 million, respectively  ~~RMB620.0 million (US$97.3 million)~~ to Genetron (Tianjin) Co., Ltd. and ~~RMB97.9 million (US$15.4 million) to~~ Genetron (Wuxi) Business Management Co., Ltd., collectively.

In 2019, 2020 and 2021, there were no payment or prepayment of service fees from the VIEs to our PRC subsidiaries.

Our PRC Subsidiaries, maintained certain personnel to support the operations of the VIEs. There were no other assets transferred between the VIEs and other entities in 2019, 2020 and 2021.

Genetron Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares to investors, including U.S. investors. In addition, none of our subsidiaries have made any dividends or distribution to Genetron Holdings Limited. As such, no such transfers, dividends, or distributions have been made to date. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business and intend to settle amounts owed under the VIE agreements in accordance with the terms of such agreements to the extent permitted under the PRC laws and regulations. As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

(c)	revise disclosures under the subheading “Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” on page 9 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Under our current corporate structure, Genetron Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders, including U.S. Investors, and to fund any cash and financing requirements it may have ~~service any debt it may incur~~ will depend upon dividends paid by our PRC Subsidiaries.

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Genetron Holdings Limited and our shareholders, including U.S. investors, only out of their distributable profits, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. Under PRC laws and regulations, our PRC Subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Genetron Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC Subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and U.S. Investors. As a result, the funds in our PRC subsidiaries or the VIEs in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion. ~~if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Genetron Holdings Limited. In addition, our PRC Subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.~~

Item 3. Key Information

3.D. Risk Factors, page 11

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you have previously registered for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully advises the Company intends to replace the disclosures under Caption “3.D. Risk Factors” before the subsection heading “RISKS RELATED TO OUR LIMITED OPERATING HISTORY, OUR FINANCIAL PROSPECTS AND NEED FOR ADDITIONAL CAPITAL” in its entirety with the following paragraph in 2022 Annual Report and future filings:

Genetron Holdings Limited. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and through contractual arrangements with the consolidated VIEs and the subsidiaries of the VIEs. However, we and our direct and indirect subsidiaries do not have and it is virtually impossible for them to have, any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in precision oncology services, which fall within the scope of the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment, a prohibited category for foreign investment in the PRC. As a result, we depend on the contractual arrangements with the VIEs to have power over and receive substantially all the economic benefits of the business and operations of the VIEs and their subsidiaries. This structure allows us to consolidate the VIEs and their subsidiaries for accounting purposes. This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by their respective shareholders, not by us. All of these shareholders are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, (i) “we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing the group’s consolidated financial information, business operations and operating data, the consolidated VIEs and their subsidiaries; (ii) Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability; (iii) “PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron Health (Beijing) Co., Ltd. which results in consolidation for accounting purposes, and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron (Wuxi) Biotech Co., Ltd. which results in consolidation for accounting purposes, in the context of describing of their activities; and (iv) “variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, external revenues contributed by the VIEs and their subsidiaries accounted for 100.0%, 100.0% and 99.98%, respectively, of our total revenues. As of December 31, 2020 and 2021, total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in our group, equaled to 25.6% and 48.9% of our consolidated total assets as of the same dates, respectively. Our executive officers and directors reside in China for a significant portion of time and it may be difficult for investors to bring any actions against, or to enforce any judgments obtained from foreign courts against, our Company or our officers and directors in China. In addition, as of the date of this annual report, to the best knowledge of our directors and management, our VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline significantly in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIEs that conducts a significant portion of our business in China.

We face various significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. In particular, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. We also face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

•	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page [51] of this annual report.

•	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and changes in laws, regulations and policies in China could adversely affect u. For details, see page [52] of this annual report.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see page [53] of this annual report.

•	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see pages [53 and 54] of this annual report.

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For details, see page [61] of this annual report.

•	Trading in our ADSs on the Nasdaq Stock Market or in the over-the-counter market will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States. For details, see page [62] of this annual report.

•	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted. For details, see page [63] of this annual report.

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our financing activities to make loans or additional capital contributions to our PRC subsidiaries and making loans to the VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business. For details, see page [59] of this annual report. and

•	Proceedings instituted by the SEC against four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. For details, see pages [63 and 64] of this annual report.

Risks Related to Our Corporate Structure

We face risks and uncertainties related to our corporate structure, including:

•	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see pages [46 and 47] of this annual report.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see pages [47 and 48] of this annual report.

~~•~~	~~We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure;~~

~~•~~	~~Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.~~

•	We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership ~~in providing operational control~~. For details, see page [47] of this annual report.

•	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition. For details, see page [48] of this annual report.

•	Our exercise of the option to acquire equity ownership and assets of the VIEs may subject us to certain limitation and substantial costs. For details, see page [48] of this annual report. and

•	We may lose the ability to use and enjoy licenses, approvals and assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding. For details, see page [49] of this annual report.

Risks Related to Our Limited Operating History, Our Financial Prospects and Need for Additional Capital

We face risks and uncertainties with respect to our limited operating history, our financial prospectus and need for addition capital, including:

•	We have incurred net losses historically and we may continue to incur net losses in the near future. For details, see page [15] of this annual report.

•	We recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future. For details, see page [15] of this annual report.

•	~~Our~~ We may need to obtain substantial additional financing to fund our growth and operations. For details, see pages [15 and 16] of this annual report.

•	As of the date of this annual report, our revenue was primarily generated from diagnosis and monitoring services and products and we are highly dependent on it for our success. For details, see page [16] of this annual report.

Risks Related to Our Business and Industry

We face risks and uncertainties related to our business and industry, including:

•	Our business and financial prospects depend substantially upon obtaining regulatory approval and the successful commercialization of our services and products in the future, which may fail or experience significant delays. For details, see page [17] of this annual report.

•	We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry or LDT industry in general in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects. For details, see pages [18 to 20] of this annual report.

•	Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Non-compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business. For details, see pages [21 and 22] of this annual report.

•	Even though we have received breakthrough device designation for our HCCscreenTM for hepatocellular carcinoma, this designation may not expedite the development or review of HCCscreenTM and does not provide assurance ultimately of premarket approval submission or approval by the FDA. For details, see page [24] of this annual report.

•	If we fail to comply with United States federal and state healthcare laws and regulations in connection with our activities in the United States, we could face substantial penalties and our business, operations and financial condition could be adversely affected. For details, see pages [26 to 28] of this annual report.

•	We may face intense competition and our competitors may develop similar, but more advanced services and products than ours, which may adversely affect our business and financial conditions. For details, see pages [28 and 29] of this annual report.

Risks Related to Our Operations

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

•	If we are unable to support demand for our existing or future precision oncology services and products, including ensuring that we have adequate capacity to meet increased demand, our business could suffer. For details, see page [33] of this annual report.

•	We may pursue collaborations, in-licensing or out-license arrangements, joint ventures, strategic alliances, partnerships or other strategic investment or arrangements, which may fail to produce anticipated benefits and adversely affect our operations. For details, see pages [35 and 36] of this annual report.

•	Our business depends on a strong brand, and failing to maintain and enhance our brand would adversely affect our business, results of operations and financial condition. For details, see pages [37 and 38] of this annual report.

•	Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or China’s economy. For details, see pages [38 and 39] of this annual report.

Risks Related to Our Intellectual Property

We face risks and uncertainties related to our intellectual property, including:

•	We may be unsuccessful in obtaining or maintaining adequate intellectual property protection for one or more of our services and products, and our patents could be found invalid or unenforceable if challenged in court or before administrative bodies. For details, see page [41] of this annual report.

•	Our commercial success depends significantly on our ability to operate without infringing upon the intellectual property rights of third parties. For details, see pages [42 and 43] of this annual report.

•	Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. For details, see page [43] of this annual report.

•	Patent terms may not be sufficient to effectively protect our services and products and business. For details, see pages [41 and 42] of this annual report.

Risks Related to the American Depositary Shares

In addition to the risks described above, we are subject to risks related to our ordinary shares and our ADSs, including, but are not limited to, the following:

•	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with the military operations of Russia in Ukraine, including particularly how countries like the United States and China choose to respond to this ongoing military conflict. As a result, the value of our ADSs may significantly decline. For details, see page [64] of this annual report.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages [64 and 65] of this annual report.

•	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, results of operations, financial condition and prospects. For details, see page [65] of this annual report.

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares represented by your ADSs. For details, see page [66] of this annual report.

•	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see page [68] of this annual report.

•	We cannot assure you that the ADSs will remain listed on Nasdaq. For details, see page [70] of this annual report.

•	Although we believe we were not a passive foreign investment company for 2021, due to our ADSs’ price fluctuations there is a significant risk that we will be a passive foreign investment company for 2022 or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares. For details, see page [71] of this annual report.

7.	Please revise your summary of risk factors to reflect your disclosure on page 53 indicating that your senior officers and directors reside in China "for a significant portion of the time" and that it may be difficult to bring any actions against, or to enforce any judgments obtained from foreign courts against, the company or the company's officers and directors in China.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to insert a new bullet paragraph as the first bullet paragraph on page 12 in 2022 Annual Report and future filings as follows:

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see page [53] of this annual report.

See also Company’s response to Comment No. 6 above.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to

(a)	revise the third paragraph on page 22 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Moreover, the PRC regulations related to cyber security and data security are constantly evolving. For example, on December 28, 2021, the Cyberspace Administration of China (“CAC”) and several other administrations published the Measures for Cybersecurity Review, effective on February 15, 2022. The Measures for Cybersecurity Review stipulate that an online platform operator who possesses personal information of over one million users and seeks to list its securities in a foreign country must be subject to the cybersecurity review. As of the date of this annual report, the number of users whose information possessed by us is far below one million. Additionally, substantial uncertainties exist with respect to the interpretation and implementation of the Measures for Cybersecurity Review. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Earlier, the CAC also issued on November 14, 2021 a consultation draft of its Cyber Data Security Administration Regulations (“Draft Administration Regulations”), which, among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, the Draft Administration Regulations has not been formally adopted. However, if it were enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on the national security basis or any other basis, and have not received any inquiry, notice, warning, or sanctions in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. However, we cannot guarantee that we will not be subject to any cybersecurity review in any future offering of securities outside the PRC.

(b)	revise the second paragraph under the caption “Cybersecurity Measures” on page 73 of the 2021 Annual Report in 2022 Annual Report and future filings as follow:

Earlier, the CAC also issued on November 14, 2021 a consultation draft of its Cyber Data Security Administration Regulations (the “Draft Administration Regulations”), which, among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, the Draft Administration Regulations has not been formally adopted. However, if it were enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on the national security basis or any other basis, and have not received any inquiry, notice, warning, or sanctions in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. However, we cannot guarantee that we will not be subject to any cybersecurity review in any future offering of securities outside the PRC.

Item 4. Information on the Company, page 72

9.	Please revise your disclosure on pages 132-34 to describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s responses to Comment 4(c)v, which are copied as follows:

v. revise the disclosures under the caption “Contractual Arrangements with the VIEs and their Shareholders” on page 132 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Investment in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment is a prohibited category for foreign investment in the PRC. Precision oncology services fall within the scope of such prohibited category. Therefore, we established the VIEs, Genetron Health (Beijing) Co., Ltd. (“Genetron Health”), and Genetron (Wuxi) Biotech Co., Ltd., to conduct precision oncology services business activities. ~~We exercise effective control over Genetron Health through contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and its shareholders; and we exercise effective control over Genetron (Wuxi) Biotech Co., Ltd. through contractual arrangements among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders.~~

~~These~~ The contractual arrangements among Genetron (Tianjin) Co., Ltd., Genetron Health and its shareholders, and among Genetron (Wuxi) Business Management Co., Ltd, Genetron (Wuxi) Biotech Co., Ltd. and its shareholders allow us to:

•	~~exercise effective control~~ have power over the VIEs;

•	receive substantially all of the economic benefits of the VIEs; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIEs when and to the extent permitted by laws.

As a result of these contractual arrangements, we ~~are the primary beneficiary of the VIEs and, therefore,~~ have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements for accounting purposes ~~in accordance with IFRS~~.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts for business operations. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system, especially the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to our PRC subsidiaries’ contractual arrangements with the VIEs, its founders and owners, could limit our ability to enforce these contractual arrangements. Meanwhile, we face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to consolidate the VIEs for accounting purposes, and our ability to conduct our business may be negatively affected.

10.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on page 10 of the 2021 Annual Report and move such revised disclosure to page 75 immediately above the caption “4.B. Business Overview” in 2022 Annual Report and future filings as follows:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs, and subsidiaries of the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, the VIEs and subsidiaries of the VIEs in China have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries, the VIEs and subsidiaries of the VIEs in China, which are listed below and no such permissions or approvals have been denied: ~~.See “Item 5. Operating and Financial Review and Prospects—5.C. Research and Development, Patents and Licenses, Etc.”~~

License/Permit	Holder	Grant Date	Expiration Date
Medical Device Manufacturing Permit	Genetron Health (Beijing) Co., Ltd.	June 24, 2020	February 8, 2023
Medical Device Manufacturing Permit	Genetron Health (Chongqing) Co., Ltd.	July 21, 2020	December 27, 2022
Medical Device Operation Permit	Genetron Health (Beijing) Co., Ltd.	June 29, 2020	June 28, 2025
Medical Device Operation Permit	Genetron Health (Chongqing) Co., Ltd.	May 22, 2020	May 29, 2023
National High-tech Enterprise Certificate	Genetron Health (Beijing) Co., Ltd.	December 2, 2019	December 1, 2022
Medical Institution Practice License	Guangzhou Genetron Medical Laboratory Co., Ltd.	December 17, 2019	December 17, 2024
Medical Institution Practice License	Beijing Genetron Medical Laboratory Co., Ltd.	May 10, 2021	May 10, 2026
Medical Institution Practice License	Shanghai Genetron Medical Laboratory Co., Ltd.	May 26, 2021	July 21, 2026
Medical Institution Practice License	Chongqing Genetron Medical Laboratory Co., Ltd.	July 19, 2022	August 8, 2027
Medical Institution Practice License	Tianjin Genetron Clinic Co., Ltd.	August 4, 2021	April 11, 2026
Filing Receipt of Pathogenic Microbe Bio-Safety Lab (BSL-2)	Guangzhou Genetron Medical Laboratory Co., Ltd.	May 25, 2020	-
Record-Filing Notice of Pathogenic Microbe Lab and Activities Conducted Therein in Beijing	Beijing Genetron Medical Laboratory Co., Ltd.	May 9, 2020	-
Record-Filing Certificate of Pathogenic Microbe Lab in Shanghai (BSL-2)	Shanghai Genetron Medical Laboratory Co., Ltd.	May 19, 2021	-
Record-Filing Certificate of Bio-Safety Lab in Chongqing (BSL-2)	Chongqing Genetron Medical Laboratory Co., Ltd.	January 11, 2021	-
Acceptance Certificate of Technique Used by Clinical Gene Amplification Testing Lab	Guangzhou Genetron Medical Laboratory Co., Ltd.	February 1, 2021	January 31, 2026
Medical Device Registration Certificate (Human 8 Gene Mutation Comprehensive Detection Kit (Semiconductor Sequencing Method)) Registration No.: Guoxiezhuzhun 2020340072	Genetron Health (Beijing) Co., Ltd.	January 22, 2020	January 21, 2025
Medical Device Registration Certificate(Biochip Reader) Registration No.: Yuxiezhuzhun 20172400136	Genetron Health (Chongqing) Co., Ltd.	October 31, 2017	October 30, 2022
Medical Device Registration Certificate (Fully-automated Sampling System) Registration No.: Yuxiezhuzhun 20192220364	Genetron Health (Chongqing) Co., Ltd.	November 25, 2019	November 24, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 20193220820	Genetron Health (Chongqing) Co., Ltd.	November 1, 2019	October 31, 2024
Medical Device Registration Certificate (Gene Sequencing Instrument) Registration No.: Guoxiezhuzhun 2020032220081	Genetron Health (Chongqing) Co., Ltd.	January 22, 2020	January 21, 2025

Furthermore, in connection with the VIEs’ operations and our previous issuance of ordinary shares represented by the ADSs to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries, the VIEs and the subsidiaries of the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to file an application for cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by Shihui Partners, our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. For example, despite the rapid development of LDTs in China in recent years, due to the relatively short history of the LDT industry in China, a comprehensive regulatory framework governing the LDT industry has not been established. There are certain risks associated with the regulatory uncertainties of the provision of our LDT services in China. For details of such risks and regulatory uncertainties, see “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry or LDT industry in general in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects, and “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—If we fail to obtain applicable licenses or registrations for our IVD medical products, we will unable to commercially manufacture, distribute and market our products, and our commercialization of IVD medical products might be substantially harmed.” If we, our PRC subsidiaries, the VIEs or the VIEs’ subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to government enforcement actions, investigations, penalties, sanctions and fines imposed by the CSRC, the CAC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries, the VIEs or the VIEs’ subsidiaries may be ordered to suspend and its business qualifications and licenses may be revoked.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Research and development expenses, page 141

11.	We note the significant increase in your research and development expenses during 2021, and during the subsequent quarter, and that you appear to have multiple programs/research projects in varying stages of development. Please confirm that you will revise future filings to include more details about your research and development expenses for each period presented, including but not limited to, a breakdown by program/research project area as well as by the nature of the expenses. In addition, in discussing the specific factors that resulted in significant changes during each reporting period, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Please provide us with the proposed presentation you intend to include in 2022 Annual Report and future filings.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future filings to include more details about research and development expenses for each period presented, including a breakdown by the nature of the expenses.

The Company further respectfully advises the Staff that the Company’s research and development expenses supports its various programs that cannot be allocated into different categories without overlapping; therefore, the Company does not track research and development expenses other than by the nature of the expenses. Further, research and development expenses consist of payroll and benefits expenses, cost of inventories and consumables used, depreciation and amortization, professional fees, rental, utilities and office expenses, and other expenses incurred in support of overall research and development activities and as such are not allocated to a specific development stage or LDT services/ IVD products.

Further, the Company intends to revise disclosures on page 139 of the 2021 Annual Report in 2022 Annual Report and future filings as follows:

Research and Development Expenses

Our research and development expenses primarily consisted of employee benefit expenses for research and development personnel, cost of inventories and consumables used, rental, utilities and office expenses, depreciation and amortization.  These expenses are primarily ~~related to our clinical trials and validation~~ supporting the following research and development activities:

•	Development of, and improvement on NGS-based diagnostics services and products.
•	Development of, improvement on and registration/approval of assays and platforms;
•	Development of, and improvement on development of early screening technologies and products; and
•	Research and technology development on additional clinically actionable biomarkers.

Research and development costs are expensed as incurred. We expect our research and development expenses to increase in the foreseeable future as we continue to make investments in expanding our technology infrastructure and developing new services and products.

In addition, the Company intends to include the following disclosure in its future periodic reports to provide additional detail about its research and development expenses:

Research and Development Expenses

Research and development expenses were RMB254.0 million for the year ended December 31, 2021, compared to RMB149.0 million for the year ended December 31, 2020. The following table summarizes our research and development expenses for the year ended December 31, 2020 and 2021, together with the changes in those items in RMB (in thousands):

	Year ended December 31,
	2020	2021	Change
	RMB’000	RMB’000	RMB’000%
Employee benefit expenses	75,889	134,359	58,470	77
Cost of inventories and consumables used	28,940	60,471	31,531	109
Depreciation and amortization	23,574	27,407	3,833	16
Professional service fees	7,047	11,948	4,901	70
Rental, utilities and office expenses	9,043	10,304	1,261	14
Others	4,506	9,461	4,955	110
Total	148,999	253,950	104,951	70

The increase of approximately RMB105.0 million was primarily attributable to the following:

•	RMB58.5 million of increased employee benefit expenses, primarily related to higher R&D headcount and related expenses;
•	RMB31.5 million of increased cost of inventories and consumables used, primarily related to our continued efforts in the development of products and clinical trial activities;
•	RMB3.8 million of increased depreciation and amortization, primarily related to more equipment were purchased for the research and development activities;
•	RMB4.9 million of increased professional service fees, primarily related to the increased consulting service fees to support our research and development efforts; and
•	RMB5.0 million of increased other expenses to support the growth of our organization.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Genetron Holdings Limited’s Annual Report on Form 20-F, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Sizhen Wang
Name: Sizhen Wang
Title: Chief Executive Officer

cc:	Mr. Ce (Evan) Xu, Chief Financial Officer Genetron Holdings Limited. Mr. Xuelin (Steve) Wang, Ph.D. Partner Davis Polk & Wardwell LLP